UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
July 25, 2008
Commission File Number 001-15244
CREDIT SUISSE GROUP AG
(Translation of registrant’s name into English)
Paradeplatz 8, P.O. Box 1, CH-8070 Zurich, Switzerland (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Introduction
Credit Suisse Group AG files an annual report on Form 20-F and furnishes or files quarterly reports, including unaudited interim financial information, and other reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of Credit Suisse Group AG are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330). Credit Suisse Group AG’s SEC reports are also available under “Investor Relations” on its website at www.credit-suisse.com and at the offices of the New York Stock Exchange, 20 Broad Street, New York, NY 10005.

Unless the context otherwise requires, references herein to “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

SEC regulations require certain information to be included in registration statements relating to securities offerings. Such additional information about the Group is included in this report on Form 6-K, which should be read with the Group’s Annual Report on Form 20-F for the year ended December 31, 2007 (the Credit Suisse 2007 20-F) and the financial reports for the first and second quarters of 2008 furnished to or filed with the SEC on Form 6-K on April 25, 2008 and July 24, 2008, respectively.

This report on Form 6-K (including the exhibits hereto) is hereby incorporated by reference into the Registration Statement on Form F-3 (file no. 333-132936).

Forward-looking statements
This Form 6-K and the information incorporated by reference in this Form 6-K include statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future the Group and others on its behalf may make statements that constitute forward-looking statements.

When evaluating forward-looking statements, you should carefully consider the cautionary statement regarding forward-looking information, the risk factors and other information set forth in the Credit Suisse 2007 20-F, and subsequent annual reports on Form 20-F filed by the Group with the SEC and the Group’s reports on Form 6-K furnished to or filed with the SEC, and other uncertainties and events.

Operating and financial review and prospects
SEC regulations require that a discussion of the results for the first six months of the current year compared to the first six months of the previous year be included in registration statements relating to securities offerings. The following discussion of the Group’s results for the six months ended June 30, 2008 (6M08) compared to the six months ended June 30, 2007 (6M07) supplements, and should be read in conjunction with, the Group’s financial reports for the first and second quarters of 2008. The Group’s financial report for the second quarter of 2008 (Credit Suisse Financial Report 2Q08), which was filed with the SEC on July 24, 2008, includes unaudited financial information for 6M08 and 6M07.

Credit Suisse
For 6M08, we recorded a net loss of CHF 933 million, compared to net income of CHF 5,918 million in a strong 6M07. Our results for 6M08 reflected the continued dislocation in the mortgage and credit markets and the strengthening of the Swiss franc against major currencies, which adversely affected losses and revenues and favorably impacted expenses.

Core Results
Core Results include the results of our three segments and the Corporate Center. Credit Suisse’s results also include revenues and expenses from the consolidation of certain private equity funds and other entities in which we do not have a significant economic interest (SEI) in such revenues and expenses. The consolidation of these entities does not affect net income as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as minority interests. In addition, our income tax expense is not affected by these revenues and expenses. These minority interest-related revenues and expenses are reported as “Minority interests without SEI” in the “Credit Suisse and Core Results” table.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Credit Suisse and Core Results

		Core Results		Minority Interests without SEI		Credit Suisse

in	6M08	6M07	6M08	6M07	6M08	6M07

Statements of income (CHF million)

Net interest income	3,910	4,283	56	55	3,966	4,338

Commissions and fees	8,092	10,263	38	(44)	8,130	10,219

Trading revenues	(886)	7,026	9	0	(877)	7,026

Other revenues	(267)	800	280	2,274	13	3,074

Net revenues	10,849	22,372	383	2,285	11,232	24,657

Provision for credit losses	196	33	0	0	196	33

Compensation and benefits	7,306	10,292	34	67	7,340	10,359

General and administrative expenses	3,114	3,134	36	17	3,150	3,151

Commission expenses	1,234	1,251	0	0	1,234	1,251

Total other operating expenses	4,348	4,385	36	17	4,384	4,402

Total operating expenses	11,654	14,677	70	84	11,724	14,761

Income/(loss) before taxes	(1,001)	7,662	313	2,201	(688)	9,863

Income tax expense/(benefit)	(158)	1,685	0	0	(158)	1,685

Minority interests	90	59	313	2,201	403	2,260

Net income/(loss)	(933)	5,918	0	0	(933)	5,918

Results detail
The following provides a comparison of our Core Results, 6M08 versus 6M07.
Net revenues
In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Down 52% from CHF 22,372 million to CHF 10,849 million
Net revenues declined in all three divisions compared to the strong 6M07.
In Private Banking, net revenues were stable. Net interest income increased 8%, mainly due to lower funding costs. Net interest income from lending was stable, reflecting lower margins on higher volumes. Net interest income from deposits declined, as margin compression offset higher volumes. Total non-interest income decreased 6%, mainly due to lower transaction-based revenues, reflecting low client activity, partially offset by higher asset-based commissions and fees. The increase in asset-based commissions and fees reflected performance-based fees from the 4Q07 acquisition of Hedging-Griffo, offset in part by lower fees from managed investment products.

In Investment Banking, net revenues were down 77%, due in large part to valuation reductions in the structured products and leveraged finance businesses and a decline in industry-wide origination activity in these businesses compared to the exceptionally high levels in 6M07. Fixed income trading revenues declined significantly compared to 6M07, primarily reflecting valuation reductions of CHF 5,303 million in the structured products and leveraged finance businesses. Revenues from the global rates business also declined. Despite the challenging market conditions, certain businesses including residential mortgage-backed securities, Europe high grade, and life finance performed well. The 22% decline in equity trading from the strong 6M07 was primarily due to weak results in equity proprietary trading and in the convertibles business partly offset by good results in prime services, equity derivatives and the global cash businesses. Fixed income and equity trading benefited from fair value gains of CHF 859 million due to widening credit spreads on Credit Suisse debt. Our underwriting and advisory businesses had 54% lower revenues compared to 6M07 in line with the industry-wide decline in activity.

In Asset Management, net revenues were down 51%, including valuation reductions of CHF 487 million on securities purchased from our money market funds. Net revenues before securities purchased from our money market funds declined 21%, primarily reflecting a decline in private equity and other investment-related gains. Net revenues before securities purchased from our money market funds and private equity and other investment-related gains declined 4%, as lower asset management and administrative fees from global investors and multi-asset class solutions, reflecting the decline in average assets under management, were partly offset by higher asset management and administrative fees for alternative investments, primarily due to performance fees from Hedging-Griffo. Private equity and other investment-related gains were CHF 31 million compared to CHF 317 million in 6M07, primarily reflecting the challenging market conditions and the cost and availability of credit, which limited leveraged buy-out activity and adversely impacted valuations and exit strategies.

Provision for credit losses
From CHF 33 million to CHF 196 million
The increase was due primarily to higher provisions relating to a guarantee provided in a prior year to a third-party bank by Investment Banking.
Operating expenses
Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and share-based compensation expense from prior-year awards, and a variable component. The variable component reflects the performance-based compensation for the current year to be paid in cash. The portion of the performance-based compensation for the current year deferred through share-based awards is expensed in future periods. For further information, refer to Note 17 – Employee share-based compensation and other benefits in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q08.

Down 29% from CHF 10,292 million to CHF 7,306 million
The decrease was due primarily to significantly lower performance-related compensation, mainly reflecting the lower revenues in Investment Banking, partly offset by expenses relating to increased headcount and deferred compensation.

General and administrative expenses
Stable at CHF 3,114 million
A decline in provisions and losses, professional fees and occupancy costs was offset by higher depreciation and amortization expenses and slight increases in most other general and administrative expenses. The CHF 68 million decline in provisions and losses included a release from our reserve for certain private litigation matters (refer to Note 23 – Litigation in V – Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 2Q08), partially offset by a charge related to an agreement with the Parmalat Group to settle all claims between the parties in Italy.

Income tax expense/(benefit)
Down from CHF 1,685 million to CHF (158) million
The decrease in income tax expense to an income tax benefit in 6M08 was primarily due to the lower results compared to 6M07. The 6M08 income tax benefit reflected the impact of the geographical mix of results and the negative effect of increased valuation allowances on the recognition of deferred tax assets in certain jurisdictions. These two effects were partly offset by a net release of CHF 152 million of tax contingency accruals following the favorable resolution of certain tax matters.

Condensed consolidated financial statements
Please refer to V –Condensed consolidated financial statements – unaudited in the Credit Suisse Financial Report 1Q08 and 2Q08.
Exhibits
No. Description

12.1 Ratio of earnings to fixed charges

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE GROUP AG
(Registrant)

Date: July 25, 2008

By:
/s/ Brady Dougan
Brady Dougan
Chief Executive Officer

By:
/s/ Renato Fassbind
Renato Fassbind
Chief Financial Officer